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                                 August 7, 1998



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

RE:   The Orlando Predators Entertainment, Inc.
      Registration Statement on Form SB-2
      Filed May 21, 1998
      File Number 333-53525

Attn: Jack Murphy

Dear Mr. Murphy:

      Pursuant to Rule 477, due to market conditions, the Company and the underwriter of the above-captioned Registration Statement have determined not to proceed with the subject Offering. Accordingly, we herewith request withdrawal of the Registration Statement as soon as practicable.

      Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with me.


                                        Very truly yours,



                                        Gary A. Agron

GAA/jp